UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 2)*


                           MONMOUTH COMMUNITY BANCORP
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                                (Name of Issuer)

                          Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                   609539 10 1
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                              December 31, 2003 (1)
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.                  609539 10 1
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1.   Names of Reporting Persons

     I.R.S. Identification Nos. of Above Persons (entities only)

     Solomon Dwek
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     [_](a)
     [X](b)
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3.   SEC Use Only
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4.   Citizenship or Place of Organization

     United States
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                      5. Sole Voting Power         73,330 (2)
Number of             ----------------------------------------------------------
Shares
Beneficially          6. Shared Voting Power       None
Owned by              ----------------------------------------------------------
Each
Reporting             7. Sole Dispositive Power    73,330 (2)
Person With           ----------------------------------------------------------

                      8. Shared Dispositive Power  None
                      ----------------------------------------------------------


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9.   Aggregate Amount Beneficially Owned by Each         106,598 (3)
     Reporting Person
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10.  Check if the Aggregate Amount in Row 9 Excludes     [X]
     Certain Shares (See Instructions)

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11. Percent of Class Represented by Amount in Row 9
                                                         6.9 %
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12. Type of Reporting Person (See Instructions)          IN
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Item 1.

(a)  Name of Issuer:

               Monmouth Community Bancorp

(b)  Address of Issuer's Principal Executive Offices:

               627  Second Avenue, Long Branch, New Jersey 07740
Item 2.

(a)  Name of Person Filing:

               Solomon Dwek

(b)  Address of Principal Business Office or, if none, Residence:

               311  Crosby Avenue, Deal, New Jersey 07723

(c)  Citizenship:

               United States

(d)  Title of Class of Securities:

               Common Stock, par value $0.01

(e)  CUSIP Number:

               609539 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)  [_] Broker or dealer registered under Section 15 of the Act;

(b)  [_] Bank as defined in Section 3(a)(6) of the Act;

(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount   beneficially   owned:   106,598  shares  of  Common  Stock  (3)  .
                                      -----------------------------------------

(b)  Percent of class: 6.9 % .
                       -----
(c)  Number of shares as to which the person has:

     (i)  Sole power to vote or to direct the vote 73,330 (2) .
                                                   -----------

     (ii) Shared power to vote or to direct the vote None .
                                                     -----

     (iii)Sole power to dispose  or to direct  the  disposition  of 73,330 (2) .
                                                                    -----------

     (iv) Shared power to dispose or to direct the disposition of None .
                                                                  -----

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.
        ---------------

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. No one person's interest in such shares is more than five percent of the total outstanding Common Stock of the Issuer as of December 31, 2003.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or
        Control Person.

        Not applicable.
        ---------------

Item 8. Identification and Classification of Members of the Group.

        Not applicable.
        ---------------

Item 9. Notice of Dissolution of Group.

        Not applicable.
        ---------------

Item 10. Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          Not applicable.
          ---------------

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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(1) Except as otherwise specified herein, the information presented in this Amendment No. 2 to Schedule 13G is as of December 31, 2003.

(2) Includes 330 shares held in an Individual Retirement Account by SmithBarney as custodian for the benefit of the reporting person.

(3) Footnote 2 is incorporated herein by reference. Includes 11,000 shares held in the name of Isaac Dwek and Pearl Pamela Dwek, as trustees for the Isaac Dwek Irrevocable Trust for the benefit of Isaac Dwek; 10,000 shares held in the name of the Raizel Dwek Irrevocable Trust with Pearl Pamela Dwek and Isaac Dwek as trustees; and 11,000 shares held in the name of Milo Dwek 1998 Irrevocable Trust, Solomon Dwek grantor, Pearl Pamela Dwek & Isaac Dwek trustees. The reporting person disclaims beneficial ownership to the shares held in these trusts.Also includes 469 shares held in an Individual Retirement Account by SmithBarney as custodian for the benefit of Isaac Dwek and 469 shares held in an Individual Retirement Account by SmithBarney as custodian for the benefit of Raizel Dwek. The reporting person disclaims beneficial ownership to the shares held in these individual retirement accounts.


                     [The next page is the signature page.]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      February 13, 2004
                                                      --------------------------
                                                             Date

                                                       /s/ Solomon Dwek
                                                      --------------------------
                                                           Signature

                                                      Solomon Dwek
                                                      --------------------------
                                                           Name/Title